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488-1090 W Georgia St.

Vancouver, BC V6E 3V7 Canada

604-260-4577

December 6, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549

Attention:

John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re:

Rise Gold Corp.

Registration Statement on Form S-1 (the “Form S-1”)

Filed September 5, 2017

File No. 333-220338

Dear Mr. Reynolds:

We write in response to your letter of September 18, 2017.  We are concurrently filing Amendment No. 1 to the Form S-1 (the “Amendment”) and provide the following responses to your comments:

General

1.

We advise that we are now trading on the OTCQB. We have made changes in the Amendment to reflect the upgrade of our shares from the OTC Pink to the OTCQB. We did not make the changes you requested in this comment because our shares are now traded on an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page.

Exhibit 5.1

2.

The legal opinion has been revised to opine under the laws of our state of incorporation, as you requested.

Yours truly,

Rise Gold Corp.

Per:   /s/ Cale Thomas

Cale Thomas, Chief Financial Officer